800 Connecticut Avenue

Norwalk, CT  06854

PETER J. MILLONES
Executive Vice President, General Counsel
203-299-8398
peter.millones@priceline.com
* Admitted Only in New York

December 6, 2011

Cecilia Blye

Chief

Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:          priceline.com Incorporated

File No. 0-25581

Staff Comment Letter Dated November 30, 2011

Request for Extension

Dear Ms. Blye:

Priceline.com Incorporated (the “Company”) hereby respectfully requests an extension to January 31, 2012, for the date by which the Company must provide its response to the Staff’s comment letter dated November 30, 2011.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

/s/ Peter J. Millones
Peter J. Millones

cc:           Pradip Bhaumik

Securities and Exchange Commission

Electronic Filing